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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☒ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wildermuth Fund

Full Name of Registrant

Wildermuth Endowment Fund

Former Name if Applicable

Strathvale house, 3rd Floor, PO BOX 30847, 90 North Church Street

Address of Principal Executive Office (Street and Number)

George Town, Grand Cayman, KY1-1204 Cayman Islands

City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on
Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 28, 2024, the Registrant, including its Audit Committee, concluded that the Registrant’s independent auditors would not be able to complete the scheduled audit of the Registrant’s financial statements for the fiscal year ended March 31, 2024 prior to June 10, 2024, with respect to Form N-CSR and June 14, 2024 with respect to Form N-CEN, due principally to difficulties experienced as result of a recent change in the Fund’s administrator and the preparation of the Fund’s financial statements as well as establishing an auditable and verifiable basis for certain security valuations. The Registrant’s Board of Trustees, including the Audit Committee thereof, is working with management and the Registrant’s independent auditors to complete the audit for the fiscal year ended March 31, 2024, but the audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. As a result, and while the Registrant’s Board of Trustees believe the audit will be completed, it is not possible for the Registrant to transmit to shareholders its annual shareholder report for the period ended March 31, 2024 or to file Forms N-CSR and N-CEN for the fiscal year ended March 31, 2024 within the prescribed timeframes.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen Aspinall	949	629-3928
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be  made.

Wildermuth Fund

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2024	By:	/s/ Mitchell Mansfield
Mitchell Mansfield, CEO

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).